SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): **MAY 4, 2007**

THE ARISTOTLE CORPORATION
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	**0-14669**	**06-1165854**
(STATE OR OTHER JURISDICTION OF INCORPORATION)	(COMMISSION FILE NUMBER)	(I.R.S. EMPLOYER IDENTIFICATION NO.)

96 CUMMINGS POINT ROAD, STAMFORD, CONNECTICUT
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

06902
(ZIP CODE)

(203) 358-8000
(REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On May 4, 2007, The Aristotle Corporation issued a press release announcing (i) financial results for the quarter ended March 31, 2007 and (ii) the date of Aristotle's annual meeting and the date by which stockholder proposals need to be delivered to Aristotle's corporate secretary, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(d)   Exhibits

Exhibit 99.1 - Press release of The Aristotle Corporation, dated May 4, 2007.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, unless expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ARISTOTLE CORPORATION
(Registrant)

By: /s/ H. William Smith

Name: H. William Smith
Title: Vice President, General Counsel
                and Secretary

Date: May 4, 2007

EXHIBITS

Exhibit 99.1 Press release issued May 4, 2007.

For Immediate Release   News Release

Contacts:
Bill Smith or Dean Johnson
The Aristotle Corporation
Phone: (203) 358-8000 or (920) 563-2446
Fax: (203) 358-0179 or (920) 563-0234
wsmith@ihc-geneve.com
int@enasco.com

The Aristotle Corporation Announces
2007 First Quarter Results and Sets Date of Annual Meeting

Stamford, CT, May 4, 2007 - The Aristotle Corporation (NASDAQ: ARTL; ARTLP) announced today its results of operations for the quarter ended March 31, 2007, and set the date for its 2007 Annual Meeting of Stockholders.

First Quarter 2007 Results

For the quarter ended March 31, 2007, net sales increased 4.5% to $48.2 million from $46.2 million for the quarter ended March 31, 2006. Earnings before income taxes increased 13.7% to $7.4 million for the quarter ended March 31, 2007 from $6.5 million for the quarter ended March 31, 2006, and net earnings increased 14.1% to $4.5 million for the quarter ended March 31, 2007 from $4.0 million from the quarter ended March 31, 2006. Net earnings applicable to common stockholders for the quarter ended March 31, 2007 were $2.4 million, or $.13 per diluted common share, compared to $1.8 million, or $.10 per diluted common share, for the quarter ended March 31, 2006.

The reported net earnings are shown after deduction for Federal, state and foreign income tax expenses. Approximately $1.3 million and $1.9 million of the income tax provision for the quarters ended March 31, 2007 and 2006, respectively, relate to the non-cash charge for utilization of Federal net operating tax loss carryforwards ("NOL's"). The utilization of NOL's for the reported quarters reduced Aristotle's current Federal tax liability, thereby conserving cash. In the quarter ended March 31, 2007, the remaining balance of NOL's available as of December 31, 2006, approximately $3.6 million, was utilized by Federal taxable income generated by the Company.

Steven B. Lapin, Aristotle's President and Chief Operating Officer, stated, "I am delighted to report the increase in quarterly earnings per share, on a fully diluted basis, to $.13 per common share compared to $.10 per common share in the same quarter of last year. Although the first calendar quarter is historically one of the lower revenue quarters of the year, the Company's ability to yield improved earnings in the 2007 first quarter is an indication that management continues to effectively control the Company's operating expenses."

"Additionally, gross profit margins improved in the 2007 first quarter to 39.3% of net sales, compared to 38.1% in the 2006 first quarter. Each business unit applies corporately-coordinated procurement practices that effectively consolidate purchasing leverage to attain the best available merchandise pricing from vendors. The Company continues to nurture mutually-beneficial business relationships with vendors so as to expand the value of its product offerings to all customers."

Dean Johnson, Aristotle's Chief Financial Officer, commented, "At December 31, 2006, the Company had approximately $3.6 million of NOL's available that could be utilized to offset future Federal income tax obligations. In the first quarter of 2007, the Company generated taxable income in excess of the $3.6 million balance of NOL's. Utilization of this remaining balance of NOL's provided the Company a Federal tax benefit of approximately $1.3 million in the first quarter of 2007. In future quarters, the Company will utilize cash to pay its Federal income tax obligations."

In providing EBITDA information, Aristotle offers a non-GAAP financial measure to complement its condensed consolidated financial statements presented in accordance with GAAP. This non-GAAP financial measure is intended to supplement the reader's overall understanding of Aristotle's current financial performance. However, this non-GAAP financial measure is not intended to supercede or replace Aristotle's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Net Earnings to EBITDA" schedule below. EBITDA is defined as net earnings before income taxes, interest expense, other income and expense, and depreciation and amortization.

2007 Annual Meeting

Aristotle also announced today that it will hold its 2007 Annual Meeting of Stockholders on August 8, 2007. Stockholders of record on June 29, 2007 will be entitled to vote at the meeting. Any stockholder wishing to submit a proposal to be considered for inclusion in Aristotle's proxy statement and proxy for the Annual Meeting must deliver the proposal by May 25, 2007, addressed to Aristotle's Secretary at 96 Cummings Point Road, Stamford, Connecticut 06902.

About Aristotle

The Aristotle Corporation, founded in 1986, and headquartered in Stamford, CT, is a leading manufacturer and global distributor of educational, health, medical technology and agricultural products. A selection of over 80,000 items is offered, primarily through more than 45 separate catalogs carrying the brand of Nasco (founded in 1941), as well as those bearing the brands of Life/Form®, Whirl-Pak®, Simulaids, Triarco, Spectrum Educational Supplies, Hubbard Scientific, Scott Resources, Haan Crafts, To-Sew, CPR Prompt®, Ginsberg Scientific, and Summit Learning. Products include educational materials and supplies for substantially all K-12 curricula, molded plastics, biological materials, medical simulators, health care products and items for the agricultural, senior care and food industries. Aristotle has approximately 850 full-time employees at its operations in Fort Atkinson, WI, Modesto, CA, Fort Collins, CO, Plymouth, MN, Saugerties, NY, Chippewa Falls, WI, Otterbein, IN and Newmarket, Ontario, Canada.

There are approximately 17.3 million shares outstanding of Aristotle common stock (NASDAQ: ARTL) and approximately 1.1 million shares outstanding of 11%, cumulative, convertible, voting, Series I preferred stock (NASDAQ: ARTLP); there are also approximately 11.0 million privately-held shares outstanding of 12%, cumulative, non-convertible, non-voting shares of Series J preferred stock. Aristotle has about 4,000 stockholders of record.

Further information about Aristotle can be obtained on its website, at *www.aristotlecorp.net.*

Safe Harbor under the Private Securities Litigation Reform Act of 1995

To the extent that any of the statements contained in this release are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks that could cause actual results to differ materially from those projected or suggested in such forward-looking statements. Aristotle cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: (i) the ability of Aristotle to obtain financing and additional capital to fund its business strategy on acceptable terms, if at all; (ii) the ability of Aristotle on a timely basis to find, prudently negotiate and consummate additional acquisitions; (iii) the ability of Aristotle to manage any to-be acquired businesses; (iv) there is not an active trading market for the Company's securities, and the stock prices thereof are highly volatile, due in part to the relatively small percentage of the Company's securities which is not held by the Company's majority stockholder and members of the Company's Board of Directors and management; (v) the ability of Aristotle to retain its Federal net operating tax loss carryforward position and other deferred tax positions; and (vi) other factors identified in Item 1A, Risk Factors, contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2006**.** As a result, Aristotle's future development efforts involve a high degree of risk. For further information, please see Aristotle's filings with the Securities and Exchange Commission, including its Forms 10-K, 10-K/A, 10-Q and 8-K.

THE ARISTOTLE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)
(Unaudited)

		Three Months Ended March 31,	
		2007	**2006**
Net sales	$	48,224	46,164
Cost of sales		29,261	28,565
Gross profit		18,963	17,599
Selling and administrative expense		11,627	11,082
Earnings from operations		7,336	6,517
Other income (expense):			
Interest expense		(326)	(447)
Other, net		351	405
		25	(42)
Earnings before income taxes		7,361	6,475
Income taxes:			
Current		1,523	722
Deferred		1,319	1,792
		2,842	2,514
Net earnings		4,519	3,961
Preferred dividends		2,159	2,159
Net earnings applicable to common stockholders	$	2,360	1,802
Earnings per common share:			
Basic	$	.14	.10
Diluted	$	.13	.10
Weighted average common shares outstanding:			
Basic		17,266,573	17,249,302
Diluted		17,536,665	17,494,518

RECONCILIATION OF GAAP NET EARNINGS TO EBITDA
(in thousands)
(unaudited)

| | | Three Months Ended March 31, | |
		2007	2006
Net earnings	$	4,519	3,961
Add:			
Income taxes		2,842	2,514
Interest expense		326	447
Other, net		(351)	(405)
Depreciation and amortization		441	435
EBITDA	$	7,777	6,952

THE ARISTOTLE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

Assets		March 31, 2007	December 31, 2006	March 31, 2006
		(unaudited)		(unaudited)
Current assets:				
Cash and cash equivalents	$	2,013	5,814	1,999
Investments		14,958	14,586	13,258
Accounts receivable, net		19,557	15,458	19,381
Inventories		39,609	37,487	38,222
Prepaid expenses and other		6,581	8,123	7,013
Deferred income taxes		2,774	4,051	9,501
Total current assets		85,492	85,519	89,374
Property, plant and equipment, net		26,357	25,426	23,045
Goodwill		13,890	13,860	13,872
Deferred income taxes		8,188	8,188	2,712
Other assets		311	328	373
Total assets	$	134,238	133,321	129,376
Liabilities and Stockholders' Equity				
Current liabilities:				
Current installments of long-term debt	$	288	287	589
Trade accounts payable		8,495	9,440	9,704
Accrued expenses		6,434	8,207	4,630
Accrued dividends payable		-	2,159	-
Total current liabilities		15,217	20,093	14,923
Long-term debt, less current installments		14,913	11,985	31,268
Long-term pension obligations		4,653	4,469	858
Other long-term accruals		2,397	2,383	-
Stockholders' equity:				
Preferred stock, Series I		6,601	6,601	6,601
Preferred stock, Series J		65,760	65,760	65,760
Common stock		173	172	173
Additional paid-in capital		3,294	3,106	3,219
Retained earnings		22,417	20,057	6,693
Accumulated other comprehensive loss		(1,187)	(1,305)	(119)
Total stockholders' equity		97,058	94,391	82,327
Total liabilities and stockholders' equity	$	134,238	133,321	129,376